UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

AMENDMENT NO. 3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

FAFCO, INC.

(Name Of The Issuer)

FAFCO, INC.

(Names Of Persons Filing Statement)

Common Stock

(Title Of Class Of Securities)

302390109

(Cusip Number Of Class Of Securities)

Freeman A. Ford	Roger Linn, Esq.

President and CEO	Weintraub Genshlea Chediak Sproul

FAFCO, Inc.	400 Capitol Mall, 11th Floor

435 Otterson Drive	Sacramento, CA 95814

Chico, CA 95928	(916) 558-6058

(530) 332-2100

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

A.     [X] The filing of solicitation materials or an information statement subject to Regulation 14A Section 240.14a-1 through 240.14b-2), Regulation 14C (Section 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

B.     [ ] The filing of a registration statement under the Securities Act of 1933.

C.     [ ] A tender offer.

D.     [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee

Transaction Valuation* $88,909	Amount of Filing Fee $7.19

*	Calculated solely for purposes of determining the filing fee. The amount of filing fee assumes that 127,013 shares of Common Stock are acquired for cash in an amount of $0.70 per share and was calculated by multiplying the Transaction Valuation above by 0.0000809.

[X]	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7.19 Form or Registration No.: Schedule 13E-3 Filing Party: FAFCO, Inc. Date Filed: August 6, 2003

     Item 1. Summary Term Sheet.

     This Schedule 13e-3 is being filed in connection with the 2003 annual meeting of the shareholders of FAFCO currently scheduled to be held in November 2003.

     At such meeting, the shareholders of FAFCO, Inc. (referred to herein as “FAFCO” or the “Company”) will vote upon an amendment to FAFCO’s Articles of Incorporation, which, if adopted, will result in a l-for-1000 reverse stock split of FAFCO’s Common Stock and the payment of cash for fractional shares to those shareholders who would, as a result of the reverse stock split, hold less than one share of FAFCO’s post-reverse stock split Common Stock.

     Additional information is set forth in the Proxy Statement in the section titled “Summary Term Sheet” which is incorporated by reference.

     Item 2. Subject Company Information.

     (a)  Name and Address.

     The name of the subject company is FAFCO, Inc. FAFCO is a California corporation with its principal place of business located at 435 Otterson Drive, Chico, California 95928. FAFCO’s telephone number is (530) 332-2100.

     (b)  Subject Securities.

     FAFCO has a single class of $0.125 par value common stock of which 3,891,529 were outstanding as of June 30, 2003.

     (c)  Trading Market and Prices.

     The Company’s common stock is traded on the over-the-counter market under the symbol “FAFO” but is not listed on an exchange or quoted on any automated quotation system. The high and low bid quotations for the Company’s outstanding common stock is set forth in the section of the Proxy Statement titled “Price Range Of Common Stock; Dividends” which is incorporated by reference.

     (d)  Dividends.

     The section of the Proxy Statement titled “Price Range Of Common Stock; Dividends” is incorporated by reference.

     (e)  Prior Public Offerings.

     The Company has not made any underwritten public offering of its Common Stock during the past three years.

     (f)  Prior Stock Purchases.

     The Company has not made any purchases of its common stock during the past two years.

     Item 3. Identity and Background of Filing Person.

     (a)  Name and Address.

     The filing person, FAFCO, is also the subject company with its address and telephone number provided in Item 2 above. The executive officers and directors of FAFCO are set forth below.

     Executive Officers.

Freeman A. Ford, serves as President and Chief Executive Officer.
Alex N. Watt, serves as Executive Vice President and Secretary.
David Harris, serves as Vice President, Sales.
Nancy I. Garvin, Chief Financial Officer

Board of Directors

Freeman A. Ford, Chairman of the Board.
Mr. Robert W. Selig, Jr.
Mr. William A. Berry
Mr. William F. Chisholm,
Mr. David F. Ford,

     David Ford and William Chisholm are the son and son-in-law, respectively, of Mr. Freeman A. Ford.

     The address of each director and executive officer of FAFCO is c/o FAFCO, Inc., 435 Otterson Drive, Chico, California 95928.

     (b)  Business and Background of Entities Other than the Company. None.

     (c)  Business and Background of Natural Persons.

     The information regarding the background of the Company’s directors pursuant to General Instruction C to the schedule is set forth under the heading “PROPOSAL 1 — Nominees” in the Proxy Statement and is incorporated by reference. The information regarding the background of the Company’s non-director executive officers pursuant to General Instruction C to the schedule is set forth under the heading “PROPOSAL 1 — Executive Officers” in the Proxy Statement and is incorporated by reference.

     To the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the Company’s directors and executive officers is a citizen of the United States.

     Item 4. Terms of the Transaction.

     (a)  Material Terms.

     The sections titled “Purpose of the Reverse Stock Split,” “Summary and Structure of the Reverse Stock Split,” “Reduction in Number of Shareholders and Termination of Registration under the 1934 Act,” “Effect of the Reverse Stock Split on Shareholders,” “Effect of the Reverse Stock Split on FAFCO,” and “Financial Effect of the Reverse Stock Split,” set forth in the Proxy Statement are incorporated by reference.

     (c)  Different Terms.

     The section titled “Summary and Structure of the Reverse Stock Split” set forth in the Proxy Statement is incorporated by reference. The section titled “Effect of the Reverse Stock Split on Shareholders” set forth in the Proxy Statement is also incorporated by reference.

     (d)  Dissenters’ Rights.

     The section titled “Dissenters’ Rights” set forth in the Proxy Statement is incorporated by reference.

     (e)  Provisions for Unaffiliated Security Holders.

     The Company has not made any special provisions to make corporate records available to unaffiliated security holders or obtain counsel or appraisal services for security holders at the expense of the Company.

     (f)  Eligibility for Listing or Trading.

     The section titled “Effects of the Reverse Stock Split on Market for Shares” set forth in the Proxy Statement is incorporated by reference.

     Item 5. Past Contacts, Transactions, and Negotiations and Agreements.

     (a)  Transactions. In January 2002, the Company raised $500,000 in debt financing through the issuance of subordinated promissory notes with attached warrants to purchase the Company’s common stock with an exercise price of $0.125 per share. Freeman and Diana Ford purchased $150,000 principal amount of these promissory notes and received warrants to purchase 45,000 shares of the Company’s common stock.

     (b)  Significant Corporate Events. None.

     (c)  Negotiations or Contracts. None.

     (e)  Agreements Involving FAFCO’s Securities. See Item 5 (a) above.

     Item 6. Purposes of the Transaction and Plans or Proposals.

     (b)  Use of Securities Acquired.

     The sections titled “Effects of the Reverse Stock Split on Shareholders” and “Stock Certificates and Completing of the Reverse Stock Split Transaction” set forth in the Proxy Statement are incorporated by reference.

     (c)  Plans.

     A discussion of the deregistration of the Company’s Common Stock under Section 12(g) of the 1934 Act and suspension of reporting under Section 15(d) of the 1934 Act and resulting affect on the Company’s stock trading market is set forth in the Proxy Statement under the section titled “Effect of Going Private” and the section titled “Reduction in Number of Shareholders and Termination of Registration under the 1934 Act” which are incorporated by reference.

     Item 7. Purposes, Alternatives, Reasons and Effects.

     (a)  Purposes.

     The sections titled “Reduction in Number of Shareholders and Termination of Registration under the 1934 Act,” “Purpose of the Reverse Stock Split,” and “Background of the Reverse Stock Split” set forth in the Proxy Statement are incorporated by reference.

     (b)  Alternatives.

     The sections titled “Alternatives to Reverse Stock Split,” “Background of the Reverse Stock Split” and “Reasons for Reverse Stock Split” set forth in the Proxy Statement are incorporated by reference.

     (c)  Reasons.

     The sections titled “Background of the Reverse Stock Split Proposal” and “Purpose of the Reverse Stock Split” and “Reasons for Reverse Stock Split” set forth in the Proxy Statement are incorporated by reference.

     (d)  Effects.

     The sections titled “Effects of the Reverse Stock Split on Shareholders;” on “Market for Shares;” and on “FAFCO,” and “Financial Effect of the Reverse Stock Split” set forth in the Proxy Statement are incorporated by reference.

     Item 8. Fairness of the Transaction.

     (a)  Fairness.

     The section titled “Fairness of the Transaction” and “Independent Appraisal of Stock Value” set forth in the Proxy Statement is incorporated by reference.

     (b)  Factors Considered in Determining Fairness.

     The sections titled “Recommendation of the Board of Directors;” “Fairness of the Transaction” and “Votes Required to Approve Each Item” set forth in the Proxy Statement are incorporated by reference.

     (c)  Approval of Security Holders.

     The section titled “Recommendation of the Board of Directors,” “Fairness of the Transaction” and “Votes Required to Approve Each Item” set forth in the Proxy Statement are incorporated by reference.

     (d)  Unaffiliated Representative.

     The section titled “Reduction in Number of Shareholders and Termination of Registration under the 1934 Act” set forth in the Proxy Statement is incorporated by reference. The section titled “Recommendation of the Board of Directors,” “Fairness of the Transaction” set forth in the Proxy Statement are also incorporated by reference.

     (e)  Approval of Directors.

     The section titled “Recommendation of the Board of Directors;” and “Fairness of the Transaction” set forth in the Proxy Statement are incorporated by reference.

     (f)  Other Offers. None

     Item 9. Reports, Opinions, Appraisals and Negotiations.

     (a)  Report, Opinion or Appraisal.

     The information set forth under the caption “Recommendation of the Board of Directors”, Fairness of the Transaction” and “Independent Appraisal of Stock Value” set forth in the Proxy Statement are incorporated by reference.

     (b)  Preparer and Summary of Report, Opinion or Appraisal.

     The appraisal of the fair market value of the Company’s outstanding common stock was prepared by Mel H. Abraham CPA, CVA, ABV, ASA, (the “Appraiser”).

     The Company’s Board of Directors designated its two non-affiliated Directors William Berry and Robert Selig (the “Independent Directors”) to be responsible for directing and negotiating the terms and structure of the reverse stock split. As part of their duties, the Independent Directors were provided with a list of five potential firms to conduct the stock appraisal. The Independent Directors interviewed each of the recommended firms and considered such factors as competency, cost of project, reputation and availability. Based upon these factors, the Independent Directors determined that Mr. Abraham would be the best suited to perform the appraisal in a fair and timely manner.

     Neither FAFCO nor any of its officers or directors have any relationship or prior business dealings with Mr. Abraham. Mr. Abraham was paid a flat fee of $30,000 for this appraisal and no additional services are anticipated.

     The amount of consideration to be paid for fractional shares was determined by the Board of Directors.

     A summary of how the appraisal was prepared and the fair market value determined is set forth below:

     The Appraiser analyzed various valuation methods in estimating the fair market value of a one-share common equity interest (on a non-controlling, non-marketable interest basis) as of June 30, 2003 in FAFCO to determine which method generated the most reasonable opinion of fair market value under the facts and circumstances specific to this case. After careful consideration of each method’s underlying assumptions and variables utilized, he concluded that the capitalization of benefits method was the most appropriate method, resulting in a fair market value of $0.60 per share for FAFCO’s common stock (on a non-controlling, non-marketable interest basis) as of June 30, 2003.

     (c)  Availability of Documents.

     The appraisal report will be made available for inspection and copying at FAFCO’s principal executive offices in Chico, California during its regular business hours by any interested shareholder or representative who has been so designated in writing. The Company will also provide a copy of the appraisal report to any interested shareholder upon written request and at the expense of the requesting shareholder.

     Item 10. Source and Amounts of Funds or Other Consideration.

     (a)  Source of Funds.

     The section titled “ADDITIONAL INFORMATION—Cost of Proxy Solicitation and the Reverse Stock Split” set forth in the Proxy Statement is incorporated by reference.

     (b)  Conditions. Not applicable.

     (c)  Expenses.

     Set forth below is an itemized list of expenses incurred or anticipated in connection with the Proxy Solicitation and Reverse Stock Split.

Appraisal Fee	$30,000

Legal Fees	$50,000

Accounting Fees	$10,000

Filing Fees	$7.19

Solicitation Expenses	$382

Transfer Agent Expenses	$1500

Printing Costs	$2,500

Purchase of Fractional Shares	$88,000

     (d)  Borrowed Funds. None

     Item 11. Interest in Securities of FAFCO.

     (a)  Securities Ownership.

     The section titled “Security Ownership Of Certain Beneficial Owners And Management” set forth in the Proxy Statement is incorporated by reference.

     (b)  Securities Transactions. None.

     Item 12. Solicitation or Recommendation.

     (d)  Intent to Tender Vote in Going Private Transaction.

     The section titled “Recommendation of the Board of Directors” and “Fairness of the Transaction” set forth in the Proxy Statement are incorporated by reference.

     (e)  Recommendations of Others.

     The section titled “Recommendation of the Board of Directors” and “Fairness of the Transaction” set forth in the Proxy Statement are incorporated by reference.

     Item 13. Financial Statements.

     (a)  Financial Information.

     The Company’s audited financial statements for the fiscal years ended December 31, 2002 and December 31, 2001 are included in the Company’s Form 10-K for the period ended December 31, 2002 (the “2002 Annual Report”) filed with the Commission on March 31, 2003, which is incorporated herein by reference. The Company’s unaudited financial statements for the quarter ended March 31, 2003 and for the period ended June 30, 2003 which are incorporated herein by reference.

     (b)  Pro Forma Information.

     The section titled “Financial Effect of the Reverse Stock Split” set forth in the Proxy Statement is incorporated by reference.

     (c)  Summary Information.

     The section titled “ADDITIONAL INFORMATION — Financial and Other Information” in the Proxy Statement is incorporated by reference.

     Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     (a)  Solicitations of Recommendations.

     The section titled “ADDITIONAL INFORMATION—Cost of Proxy Solicitation and the Reverse Stock Split” in the Proxy Statement is incorporated by reference.

     (b)  Employees and Corporate Assets.

     The section titled “ADDITIONAL INFORMATION—Cost of Proxy Solicitation and the Reverse Stock Split” in the Proxy Statement is incorporated by reference.

     Item 15. Additional Information.

     All of the information set forth in the Preliminary Proxy Statement is incorporated by reference.

     Item 16. Exhibits.

     Exhibit A — Definitive Proxy Statement for the Annual Meeting of Shareholders.

     Exhibit B* — Written Appraisal prepared by Mel Abraham with consent.

     Exhibit B-1** — Consent of Mel Abraham.

     Exhibit C* — Proposed Articles of Amendment of the Articles of Incorporation of FAFCO Inc.

     Exhibit E* — See Exhibit A section “Fairness of Transaction” for a discussion of potential conflicts of interest involving certain officers and directors of the Company.

     Exhibit F* — Copy of Sections 1300, 1301, 1302 and 1303 of the California Corporations Code regarding Dissenters’ Rights.

*	Previously filed with Schedule 13E-3 filed August 6, 2003.

**	Previously filed with Amendment No. 1 to Schedule 13E-3 filed September 17, 2003.

     Copies of these documents may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of these documents may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is “www.sec.gov.” The Company will also make copies of these documents available upon written request to the Company’s headquarters. The Company’s headquarters are located at 435 Otterson Drive, Chico, California 95928.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2003	/s/ Alex N. Watt Alex N. Watt, Executive Vice President